May 24, 2019

Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

       Re:     J. Alexander's Holdings, Inc.
               Preliminary Proxy Statement on Schedule 14A filed by Ancora Advisors,
                   LLC
               Filed May 14, 2019
               File No. 1-37473

               Schedule 13D, as amended, filed by Frederick DiSanto and
                   Ancora Advisors, LLC
               Filed March 12, March 15 and April 4, 2019
               File No. 5-89109

Dear Mr. Neidell:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1. Ancora states on page 1 that it is the Company's "largest shareholder." Please reconcile this statement with the beneficial ownership table included as Schedule II to the proxy statement which reflects that Ancora is the Company's third largest shareholder behind
       Newport Global Opportunities Fund I-A LP and BlackRock, Inc.

2. Disclosure throughout the proxy statement refers to Timothy T. Janszen and Ronald B.
       Maggard, Sr. by different names, e.g. "Timothy J. Janszen" and "Robert
B. Maggard, Sr."
       Please revise to correct the references.
 Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
May 24, 2019
Page 2


Reasons for the Solicitation, page 5

3. Refer to the chart on page 6 of the proxy statement regarding the Company's TSR. We note that similar charts appear in Ancora's letters to the Board, dated and filed on
       Schedule 13D/A on April 8, 2019 and April 17, 2019 and appear to also set forth the
       Company's TSR for the same periods compared to the same peer group. However, there appear to be discrepancies between the charts. For example, the table in the proxy statement shows the Company's one-year and three-year TSR to be (14.2)% and (2.4)%, respectively, compared to peer group TSR of 6.2% and 7.4% for the same period. The table presented in the letters to the Board shows the Company's one-year and three-year
       TSR to be 1.0% and (3.2)%, respectively, compared to peer group TSR of 6.5% and 7.8%
       for the same periods. Please provide a reconciliation of the inconsistent figures reflected in letters to the Board and revise the proxy statement as necessary.

4. Refer to the table contained on page 7 of the proxy statement, illustrating the Company's return on invested capital since the spin-off. Ancora's calculation of net operating profit after taxes (NOPAT) assumes a constant normalized tax rate of 23.5% for all periods presented. Given recent changes in the corporate tax rate, please supplement the disclosure to explain why the chosen rate is appropriate.

5. The following statement appears to impugn the character, integrity and personal reputation of the Board without adequate factual foundation:

               "Our proposal provides a premium value, certainty and liquidity to shareholders that have suffered persistent underperformance driven by a management and
               Board that operate J. Alexander's without regard for outside shareholders and have repeatedly engaged in highly conflicted transactions that have destroyed shareholder value." (emphasis added, page 1)
               "Importantly, we have significant concerns that, due to their interlocking relationships with other directors and the Fidelity National Financial complex,
               Messrs. Janszen and Maggard lack the independence and objectivity necessary to maximize shareholder value." (page 5)
               "A smaller number of shares available would require the Board and management to bring this issue to shareholders more frequently, ensuring that shareholders have the ability to weigh in on compensation, hold the Board accountable for its decisions on equity award grants, and guard against further unjust enrichment of the Board and management at the expense of shareholders." (emphasis added, page
               5)

       Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the
       Participant does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual
 Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
May 24, 2019
Page 3

       foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent Ancora is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

       Ancora cites to the 99 Restaurants transaction and the consulting agreement with Black
       Knight Advisory Services in support of its claim regarding the Company engaging in highly conflicted transactions. In responding to this comment, please address the fact that the potential conflicts inherent in the 99 Restaurants transaction were (1) fully disclosed in the Company's proxy statement to shareholders filed on December 21, 2017;
       (2) the Board voluntarily required, as a condition to the transaction, the approval of the
       Company's disinterested shareholders; and (3) the requisite disinterested shareholder approval was not obtained and the transaction was never consummated. Please also address the fact that the consulting agreement with Black Knight Advisory Services, consummated as part of the spin-off from FNF, was executed prior to the Company operating as an independent publicly traded company.

6. Please provide support for the statement on page 8 that "[i]t is clear to us that turning down the Ancora Proposal in April after supporting the 99 Restaurants deal in 2018, which valued J. Alexander's at $11.00 per share, is a clear example of the willingness of this Board to allow their own self-interest to influence their judgement [sic] at the expense of shareholders." In responding to this comment, please address the fact that (1)
       the Board, in a letter dated April 8, 2019 (appearing in the Company's press release dated
       April 11, 2019) informed Ancora that the offer was rejected because it undervalues the
       Company and because Ancora's proposal lacked specific or verifiable details regarding its financing and (2) since the Board's response, Ancora has made no attempt to reissue or modify the terms of Ancora's proposal.

7. Ancora states on page 8 that "[i]n addition to the $4.56 million payment upon termination of the deal, BKAS reaped more than $7 million from shareholders over the life of the agreement, while public shareholders have been left with losses on their investment" (emphasis added). We note that page 30 of the Company's proxy statement filed with the Commission on May 10, 2019 shows total payments (including the termination fee) of $7.026 million to BKAS under the Consulting Agreement. In contrast, the Ancora statement states that the Company paid BKAS more than $11.56 million under the Consulting Agreement. Please advise or revise.

Proposal No. 1 Election of Directors, page 10

8.     Refer to the following statement on page 10 of the proxy statement:
"Although a
       WITHHOLD vote will have no direct effect on the election of Messrs. Janszen and
       Maggard, Sr. at the Annual Meeting, we believe the failure of the Board to take into
 Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
May 24, 2019
Page 4

      account any WITHHOLD votes that Messrs. Janszen and Maggard, Sr. may receive at the
      Annual Meeting would be an egregious violation of proper corporate governance and in direct opposition to a clear shareholder directive." Please clarify the meaning of the phrase "failure of the Board to take into account any WITHHOLD votes" and why such failure should be considered improper conduct.

Schedule 13D

9. Disclosure in the Schedule 13D filed on March 12, 2019 and the amendments thereto filed on March 15 and April 4 discloses in Item 2 of the schedule that "[d]uring the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws." However, on
      December 18, 2018, Ancora entered into a settlement agreement with the Securities and
      Exchange Commission with respect to Ancora's violation of Section 206(4) of the
      Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, resulting from Ancora making four separate political contributions totaling $46,908. Ancora was censured, ordered to cease and desist from committing or causing any future violations of Section
      206(4) and Rule 206(4)-5 thereunder and ordered to pay a penalty in the amount of
      $100,000. Please advise why Ancora's failure to disclose such information in Item 2 of the Schedule 13D filed on March 12 and the amendments thereto filed on March 15 and
      April 4 was consistent with its obligations under Regulation 13D-G.

10. Refer to the preceding comment. In the amendment to the Schedule 13D filed on April 8,
      Ancora disclosed the following under Item 2:

               On December 18, 2018, Ancora Advisors LLC entered into a settlement with the
               SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

      Given the relative size of the $46,908 in political contributions noted in the settlement agreement compared to the reference to "more than the allowable $350 contribution to certain political campaigns" disclosed in the Schedule 13D amendment, please provide us with your analysis as to why the omission of the actual dollar amounts contributed to political campaigns is compliant with the requirements of Regulation 13D-G and Item 2, specifically Item 2(e)'s instruction to "identify and describe [the relevant] proceeding."
 Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
May 24, 2019
Page 5

                                             *    *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions